SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 December, 2004

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                                                                              DESCRIPTION

99.1                                                                                                                                                      Re Humira Court Case released on 20 December 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 December, 2004                                                                                                                                Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

04/CAT/18

FOR IMMEDIATE RELEASE
20 December 2004

For further information contact:

Cambridge Antibody Technology                                                           Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471                                                                     Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer                                                  Sarah MacLeod
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate Communications

                                                                                                              BMC Communications/The Trout Group (USA)
                                                                                                              Tel: +1 212 477 9007
                                                                                                              Brad Miles, ext 17 (media)
                                                                                                              Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY PREVAILS IN PROCEEDINGS IN HIGH COURT RE: HUMIRA

Cambridge, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) reports that in the trial against Abbott in the High Court in London, the trial judge, Mr Justice Laddie announced this morning that he finds in favour of CAT. A full written judgement has been released. Set out below in full is the shorter statement provided by the judge in court.

"This morning I am handing down my judgment in this action. Because of its commercial sensitivity, and with the agreement of counsel, I have not adopted the normal procedure of making a draft available in advance.

The judgment, which will be available for collection in a moment, is of some length. It is appropriate that I indicate the conclusion I have come to. What I say now is not to be taken as altering, expanding or in any way qualifying what is set out in the full judgment.

The parties, Cambridge Antibody Technology (CAT) on one side and Abbott on the other, are parties to an agreement, originally entered into in 1993 and then replaced by another to substantially the same effect in 1995. Under it CAT has licensed Abbott to make use of its ground breaking technology, referred to as library and phage display technology, for the purpose of enabling Abbott to develop, make and sell a genetically engineered human antibody to be used in the treatment of rheumatoid arthritis. The program to develop and make this antibody is lengthy and involves some of the most modern techniques of genetic engineering. CAT's technology is used at an early stage in the program.

The program has been successful. Abbott has put upon the market a product containing the antibody. It is called HUMIRA. In a short time, its sales have been substantial.

Under the agreements, Abbott is contractually bound to pay royalties to CAT at a rate of just over 5% of the Net Sales of HUMIRA. That royalty obligation is subject to an offset or royalty sharing provision. It allows Abbott to deduct from the royalties due to CAT half of the royalties paid by it for licences from third parties for certain categories of technology. There is a minimum royalty provision of 2%.

The parties dispute the extent of this offset or royalty sharing provision. CAT argues that, on its proper construction, the relevant provisions of the 1993 and 1995 Agreements mean that Abbott can only demand that CAT shares royalties in respect of the third party rights covering CAT's library and phage display technology. Abbott argues that it is entitled to require CAT to share 50/50 in the royalty burden it has in respect of all technology it uses throughout the development and production process up to and including the production of the human antibody from host cells.

There are no relevant third party rights in respect of the library and phage display part of the development and manufacturing program. For that reason CAT says that it is entitled to the full royalty provided for under the agreement. On the other hand there are a number of such rights in respect of the later parts of the program down to the point at which the antibody is produced. Abbott has paid or undertaken to pay royalties under the latter. Abbott says it can take off half of the royalties it has so incurred. This has taken CAT's entitlement down to the minimum guaranteed under the agreement, namely 2%.

In late 2003 Abbott began paying royalties to CAT under the 1995 Agreement. It did so at the 2% level. CAT argues that it should have paid and should continue to pay the full royalty due under the agreement without deduction. Hence this action.

Besides arguing that its construction of both agreements is correct, CAT also argues that, if it is wrong on that, the agreements do not reflect the true intention of the parties. It says that such common intention was to limit CAT's obligation to share royalties so that it only applied to royalties in respect of third party rights covering the library and phage display technology which it licensed to Abbott. It therefore asks for the court to order rectification so that the words of the agreement accord with that common intention. Alternatively it asks for the agreements to be rectified on the ground of unilateral mistake, on the basis that Abbott has behaved unconscionably in advancing the argument it does in this action.

For the reasons set out in my judgment, I have come to the conclusion that the construction advanced by CAT is correct and that the construction advanced by Abbott does violence to the language of the agreements, renders them obscure and makes little or no commercial sense. For this reason CAT wins this action.

I have also considered the common mistake and rectification arguments. In relation to them I was taken through a large number of the parties' documents spread over some years and the evidence of a number of witnesses. For the reasons set out in my judgment I have come to the conclusion that it is overwhelmingly likely that CAT's case as to what was the mutual and real intention and agreement of the parties is correct.

It follows that, had I not found in its favour in relation to the issue of construction, I would have ordered rectification of the agreements to ensure that they accorded with the true intention of the parties, namely that CAT's royalty sharing obligations should extend only to third party rights which covered its library and phage display technology and no further.

It follows that Abbott was in error when it made its first royalty payment to CAT calculated on the basis that only 2% of the Net Sales was due. It should have calculated on the basis of the full royalty of just over 5% and should have paid and continued to pay CAT accordingly."

Abbott made an application this morning for permission to appeal, which will not be heard before late January.

-ENDS-

Notes to Editors
Cambridge Antibody Technology (CAT):

  CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people

  CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

  Four CAT human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.

  HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries. Six further licensed CAT-derived human therapeutic antibodies are in clinical development by licensees, with four further licensed product candidates in pre-clinical development.

  CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products.

  On 22 November 2004, CAT announced a strategic alliance with AstraZeneca to discover and develop human antibody therapeutics in inflammatory disorders.

  CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGF, a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.

  CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.

  CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised GBP41m in its IPO in March 1997 and GBP93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.